Exhibit 99.2

AMTD’s Successful Completion of Acquisition of Upper View Regalia Hotel in Malaysia for US$38 Million

PARIS and NEW YORK and LONDON, May 29, 2026  -- AMTD Group Inc. (“AMTD Group”), AMTD IDEA Group (NYSE: AMTD; SGX: HKB), AMTD Digital Inc. (NYSE: HKD), and The Generation Essentials Group (“TGE”, NYSE: TGE; LSE: TGE), a subsidiary of AMTD Digital Inc., (collectively, “AMTD”) jointly announce the successful completion of TGE’s acquisition of super majority interests in the Upper View Regalia Hotel in Kuala Lumpur, Malaysia, for a total consideration of US$38 million.

The Upper View Regalia Hotel is located at No. 2 Jalan Anjung Putra, Off Jalan Sultan Ismail, 50480, Kuala Lumpur, Malaysia. Strategically positioned in the heart of the city’s main commercial and business district, the property enjoys excellent connectivity and convenient access to key landmarks, including Sunway Putra Mall and Putra World Trade Centre (PWTC), both just a few minutes’ walk away, as well as the nearby Open University Malaysia.

The property comprises 129 guest rooms and 80 car parking bays, and features a signature rooftop infinity pool offering panoramic views of the Kuala Lumpur skyline by day and night. Following completion of the acquisition, the hotel will undergo a comprehensive renovation. Further, AMTD rooftop signage will be installed, making the hotel a new addition to AMTD’s branded hotel portfolio, alongside iclub AMTD Sheung Wan Hotel (Hong Kong), Dao by Dorsett AMTD Singapore, and AMTD IDEA Tribeca Hotel (New York).

AMTD branded hotels focus on serving global citizens and local communities that value high-quality lifestyle and hospitality experiences. Malaysia represents a key strategic market for AMTD, underpinned by resilient economic growth, robust consumer spending, and one of the largest Chinese-speaking populations outside China. AMTD is committed to meeting the evolving hospitality and mobility needs of Malaysia’s growing Chinese and broader Asian communities.

This hospitality investment further reinforces AMTD’s broader, long-term commitment to the Malaysian market. In the film sector, AMTD produced the Malaysian film “Mother Bhumi,” directed by award-winning filmmaker Chong Keat Aun and starring Fan Bingbing, with AMTD founder Dr. Calvin Choi serving as executive producer. The film has enjoyed notable success, winning three awards at the 62nd Golden Horse Awards, including Best Leading Actress for Fan Bingbing, Best Cinematography, and Best Original Film Song. Most recently, His Majesty Sultan Ibrahim, King of Malaysia, granted a royal audience to Fan Bingbing and the “Mother Bhumi” production team at Istana Pasir Pelangi. In addition, AMTD’s L’OFFICIEL (Women’s Edition), L’OFFICIEL Hommes (Men’s Edition), and LA REVUE DES MONTRES (luxury watch review) all perform strongly and are deeply integrated into Malaysia’s fashion, culture, and lifestyle landscape. From entering the market through film and media to now establishing a physical hospitality presence, AMTD’s strategy in Malaysia is to deeply cultivate the market and create long-term, sustainable value.

The completion of this transaction represents another important strategic milestone in the expansion of TGE’s hospitality portfolio. Upon closing, AMTD’s hospitality portfolio now approaches a total of 1,000 rooms, further reinforcing its expanding footprint and long-term commitment to the global hospitality space.

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions conglomerate group, connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE; LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is a special purpose acquisition company (SPAC) sponsor manager, with its first SPAC successfully raised and priced on December 18, 2025.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group, AMTD Digital and/or The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:
IR Office
AMTD IDEA Group
EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:
IR Office
AMTD Digital Inc.
EMAIL: ir@amtdigital.net

For The Generation Essentials Group:
IR Office
The Generation Essentials Group
EMAIL: ir@tge.media

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